UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

PEACE ARCH ENTERTAINMENT GROUP INC.

1867 Yonge Street, Ste. 650

Toronto, Ontario

M4S 1Y5

Telephone: (416) 783-8383

Item 2.

Date of Material Change

January 18, 2008

Item 3.

Press Release

A press release was issued in Toronto, Ontario on January 18, 2008 by Filing Services Canada under section 7.1 of National Instrument 51-102 re: publication of material change.  It is attached as Schedule A to this report.

Item 4.

Summary of Material Change

On January 18, 2006, the Company announced that Jeff Sagansky, CEO, Co-Chairman of the Board of Directors and a shareholder of the Company, and Drew Craig, Co-Chairman of the Board of Directors and a shareholder of the Company, have agreed to make loans to the Company in the aggregate amount of $2.65 million to be used by the Company for general corporate purposes.

Item 5.

Full Description of Material Change

See a copy of the press release attached as Schedule A hereto.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Mara Di Pasquale, Chief Financial Officer, (416) 783-8383 Ext. 222.

Item 9.

Date of Report

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, this 24th day of January, 2008.

Schedule A

Peace Arch Entertainment Announces Financing Agreement with Key Shareholders

TORONTO, ONTARIO – January 18, 2008 - Peace Arch Entertainment Group Inc. (AMEX:PAE) (Toronto:PAE.TO) (the "Company"), an integrated global entertainment company creating and acquiring critically acclaimed film, television and DVD content for worldwide distribution, announced today that Jeff Sagansky, CEO, Co-Chairman of the Board of Directors and a shareholder of the Company, and Drew Craig, Co-Chairman of the Board of Directors and a shareholder of the Company, have agreed to make loans to the Company in the aggregate amount of $2.65 Million to be used by the Company for general corporate purposes.

"While Peace Arch works to finalize its 2007 financial statements and arrange long term financing for its proposed acquisition of Contentfilm, the Company continues to acquire and exploit new programming to fuel future growth" said Mr. Sagansky. "Drew and I are pleased to be able to support the Company's continued expansion during this transitional period, and we continue to be very excited about the Company's prospects for the future."

The bridge loans will bear interest at the rate of 12% per annum. The bridge loans are repayable by the Company within one year from the time the loans are made.  The loans may be repaid in advance without penalty at the option of the Company.  No fees or points are payable by the Company in respect of the bridge loans.

Because of the relationships Mr. Sagansky and Mr. Craig have with the Company, the bridge loans are considered to be related party transactions under applicable securities laws. The Company has relied upon exemptions in respect of the formal valuation and minority shareholder approval requirements that are available under applicable securities laws.  In accordance with applicable laws, the Company's independent directors have approved the bridge loans.

The Company will file a material change report relating to the bridge loans less than 21 days before the advance date to ensure the Company can have access to the funding in a timely manner.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com. For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/  . For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

Roy Bodner

Senior Vice President

Marketing and Communications

Peace Arch Entertainment

(310) 776-7208

Email Contact: rbodner@peacearch.com

Or

Financial Communications

Trilogy Capital Partners

Ryon Harms

(800) 592-6067

Email Contact: ryon@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 24, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.